Exhibit 21.1

LISTING OF SUBSIDIARIES OF GENERAC HOLDINGS INC.

Generac Holdings Inc.

Subsidiaries (all 100% owned)

Subsidiaries of the Registrant	State or Other Jurisdiction of Incorporation
Generac Power Systems, Inc.	Wisconsin, U.S
Generac Mobile Products, LLC	Wisconsin, U.S
Warehouse Development Group LLC	Wisconsin, U.S.
Generac Acquisition Corp.	Delaware, U.S
MAC, Inc.	Delaware, U.S
CHP Holdings, Inc.	Delaware, U.S.
Country Home Products, Inc.	Delaware, U.S.
Powermate, LLC	Delaware, U.S
MAC Holdings, LLC	North Dakota, U.S
Route 22A & 1 Main LLC	Vermont, U.S.
Generac Holdings UK Ltd	United Kingdom
Generac Global UK Limited	United Kingdom
Ottomotores Nominees Ltd.	United Kingdom
Generac Mobile Products UK	United Kingdom
Ottomotores S.A de C.V. (Mexico)	Mexico
Ottomotores Comercializadora S.A. de C.V. (Mexico) Mexico	Mexico
Generac Brasil Ltda (Brazil)	Brazil
Generac Mobile Products S.r.l	Italy
Generac Holdings Italy S.r.l	Italy